Exhibit 99.1

Cable and Wireless plc (“the Company”) advises that on 4 July 2003 the undermentioned Directors were granted the following share options under the C&W Employee Savings Related Share Option Scheme:

Director	Number of options	Exercise Price	Exercisable
Francesco Caio	10,393	89 pence	01.09.06 – 28.02.07
Kevin Loosemore	10,393	89 pence	01.09.06 – 28.02.07
Robert Rowley	17,893	89 pence	01.09.08 – 28.02.09

The Directors and the Company were advised of this information on 4 July 2003.